                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           General Communication, Inc.
                        -------------------------------
                                (NAME OF ISSUER)

1. Class A Common Stock, no par value ("Class A Common Stock")
2. Class B Common Stock, no par value ("Class B Common Stock")
                        -------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Class A Common Stock:                                             369385 10 9
2. Class B Common Stock:                                             369385 20 8
                        -------------------------------

                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  May 29, 1998
                        -------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Class A Common Stock:                                                                                    369385 10 9
Class B Common Stock:                                                                                    369385 20 8
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Bob Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
Number of Shares
                   --------------------------------------------------------------------------------------------------
  Beneficially     8) Shared Voting Power         Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
  Owned by Each
                   --------------------------------------------------------------------------------------------------
Reporting Person   9) Sole Dispositive Power      Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
      With         --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Class A Common Stock                                             0
                                                  Class B Common Stock                                             0
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  0% of Class A Common Stock
                  0% of Class B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

    Kim Magness and Gary Magness, as the co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate"), hereby amend and supplement the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communication, Inc. beneficially owned by the Bob Magness Estate:

    1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

    2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

    The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Kim Magness Irrevocable Trust (the "Kim Magness Trust") and 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Gary Magness Irrevocable Trust (the "Gary Magness Trust"), as the beneficiaries entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Kim Magness Trust and 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Gary Magness Trust, as the beneficiaries entitled thereto. The Bob Magness Estate does not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of the shares. Kim Magness is considered to beneficially own the 38,334 shares of Class A Common Stock and the 310,304 shares of the Class B Common Stock distributed pursuant to the Last Will and Testament of Bob Magness to the Kim Magness Trust since Kim Magness is the sole trustee and current primary beneficiary of the Kim Magness Trust and as such has sole power to vote and dispose the Class A Common Stock and Class B Common Stock held by the Kim Magness Trust. Kim Magness is not a beneficial owner of any shares of Class A Common Stock or Class B Common Stock as to which there is shared power to vote or dispose the shares. Gary Magness is considered to beneficially own the 38,334 shares of Class A Common Stock and the 310,304 shares of the Class B Common Stock distributed pursuant to the Last Will and Testament of Bob Magness to the Gary Magness Trust since Gary Magness is the sole trustee and current primary beneficiary of the Gary Magness Trust and as such has sole power to vote and dispose the Class A Common Stock and Class B Common Stock held by the Gary Magness Trust. Gary Magness is not a beneficial owner of any shares of Class A Common Stock or Class B Common Stock as to which there is shared power to vote or dispose the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                  AMOUNT AND NATURE OF          PERCENT OF          TOTAL
    TITLE OF CLASS                BENEFICIAL OWNERSHIP         CLASS POWER       VOTING POWER
    --------------                --------------------         -----------       ------------
                                                                                           0%

    Class A Common Stock                             0(1)                0%

    Class B Common Stock                             0(1)                0%

(1) On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Kim Magness Trust and 38,334 shares of the Class A Common Stock and 310,304 shares of the Class B Common Stock to the Gary Magness Trust, as the beneficiaries entitled thereto. The Bob Magness Estate does not hold any shares of Class A Common Stock or Class B Common Stock.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


          Class of Security                    Sole Power       Shared Power
          -----------------                    ----------       ------------
          Class A Common Stock                     0                 0
          Class B Common Stock                     0                 0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e) The date on which the Bob Magness Estate ceased to be the beneficial owner of more than five percent of the Company Securities was May 29, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998

ESTATE OF BOB MAGNESS

    /s/ Kim Magness
-----------------------------------------------
By: Kim Magness, as Co-Personal Representative

    /s/ Gary Magness
-----------------------------------------------
By: Gary Magness, as Co-Personal Representative